UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViaSat, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 92552V100

(1)	Names of Reporting Persons Liberty Media Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person (See Instructions) CO, HC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

VIASAT, INC.

Item 1.  Security and Issuer

Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), is filing this statement on Schedule 13D/A (this “Statement”) with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of ViaSat, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6155 El Camino Real, Carlsbad, California  92009.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person on January 11, 2010 (the “Original Filing”).  The purpose of this Amendment is to report the disposition by the Reporting Person of 1,837,182 shares of Common Stock of the Issuer.  This Amendment is the final amendment to the Original Filing and an exit filing for the Reporting Person.

Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 4.  Purpose of Transaction

Item 4 of the Original Filing is amended and supplemented to add the following information:

Pursuant to the terms of the Registration Rights Agreement, the Issuer filed a shelf registration statement on Form S-3 and prospectus with the Securities and Exchange Commission (the “SEC”) on January 27, 2010, to register the resale of the shares of Common Stock of the Issuer held by the Reporting Person (the “January Prospectus”).  The Reporting Person sold 16,343 shares of the Issuer’s Common Stock on March 15, 2010 pursuant to the January Prospectus.

The Issuer filed a shelf registration statement on Form S-3 and prospectus dated March 22, 2010, and filed a prospectus supplement dated March 25, 2010, with the SEC for the sale of 6,000,000 shares of the Issuer’s Common Stock, including 1,599,315 shares of the Issuer’s Common Stock held by the Reporting Person, in an underwritten public offering (the “March Offering”).  In connection with the March Offering, the Issuer, the Reporting Person and certain other stockholders of the Issuer (collectively, the “Sellers”) entered into an Underwriting Agreement dated March 25, 2010 (the “Underwriting Agreement”), with Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Credit Suisse Securities (USA) LLC, on behalf of themselves and the underwriters named in the Underwriting Agreement (collectively, the “Underwriters”), for the purchase and sale of up to 6,000,000 shares of Common Stock of the Issuer in the aggregate by the Sellers to the Underwriters, plus an option for the Underwriters to purchase up to 900,000 additional shares of the Issuer’s Common Stock from the Sellers to cover over-allotments in the March Offering.  Pursuant to the Underwriting Agreement, the Reporting Person agreed to sell to the Underwriters 1,599,315 shares of Common Stock of the Issuer and granted the Underwriters the option to purchase up to an additional 221,524 shares of the Common Stock of the Issuer to cover over-allotments in connection with the March Offering.  On March 31, 2010, the Reporting Person sold 1,820,839 shares of Common Stock of the Issuer to the Underwriters pursuant to the Underwriting Agreement, representing all shares of Common Stock of the Issuer held by the Reporting Person.  The Reporting Person no longer holds any shares of Common Stock of the Issuer.  The price per share at which the shares of Common Stock of the Issuer were sold to the public in the March Offering was $33.50.  The purchase price per share at which the Reporting Person sold its shares of Common Stock of the Issuer to the Underwriters pursuant to the Underwriting Agreement was $31.825.  The Issuer did not receive any of the proceeds of the sale of Common Stock of the Issuer by the Reporting Person pursuant to the Underwriting Agreement, but the Issuer separately sold shares of its Common Stock in the March Offering.

Under agreements with the Issuer, the Reporting Person had certain registration rights and the right to designate one director for election to the Issuer’s board of directors and was subject to restrictions on disposition of shares of Common Stock of the Issuer, all as more fully described in the Original Filing.  Those rights and restrictions have terminated as a result of the sale of all of the shares of Common Stock held by the Reporting Person pursuant to the Underwriting Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Filing is amended and supplemented to add the following:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of page 2 of this Amendment are incorporated herein by reference.  As a result of the completion of the March Offering, the Reporting Person no longer owns any shares of Common Stock of the Issuer.

(c)  The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the last 60 days except as described in this Amendment.

(d)  Not applicable.

(e)  March 31, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is amended and supplemented to add the following information:

In connection with the March Offering, the Reporting Person and certain other stockholders of the Issuer entered into a Waiver and Agreement with the Issuer dated March 22, 2010, pursuant to which the Issuer agreed to waive certain restrictions on the transfer of shares of Common Stock of the Issuer to permit the sale of those shares in the March Offering.  In addition, the Reporting Person entered into a Lock-Up Agreement with the Underwriters dated March 22, 2010, pursuant to which the Reporting Person agreed to restrictions on the disposition of shares of Common Stock of the Issuer held by the Reporting Person after completion of the March Offering (the “Underwriter Lock-Up Agreement”).  The restrictions under the Underwriter Lock-Up Agreement are no longer applicable as a result of the sale of all of the shares of Common Stock of the Issuer held by the Reporting Person pursuant to the Underwriting Agreement.

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

Item 7.  Material to be Filed as Exhibits

7(a)         Underwriting Agreement, dated March 25, 2010, by and among ViaSat, Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and the selling stockholders of ViaSat, Inc. named therein (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 29, 2010).

7(b)         Form of Lock-Up Agreement for Selling Shareholders dated March 22, 2010 (Incorporated by reference to Exhibit A-1 to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 29, 2010).

7(c)         Waiver and Agreement, dated March 22, 2010, by and among ViaSat, Inc. and the selling stockholders of ViaSat, Inc. named therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 19, 2010	LIBERTY MEDIA CORPORATION

	By:	/s Craig Troyer
		Name:	Craig Troyer
		Title:	Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Underwriting Agreement, dated March 25, 2010, by and among ViaSat, Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and the selling stockholders of ViaSat, Inc. named therein (Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 29, 2010).

7(b)

Form of Lock-Up Agreement for Selling Shareholders dated March 22, 2010 (Incorporated by reference to Exhibit A-1 to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 29, 2010).

7(c)	Waiver and Agreement, dated March 22, 2010, by and among ViaSat, Inc. and the selling stockholders of ViaSat, Inc. named therein.